

July 8, 2024

Michael Davidson
Chief Executive Officer
NewAmsterdam Pharma Co N.V.
20803 Biscayne Blvd, Suite #105
Aventura, FL 33180

> **Re: NewAmsterdam Pharma Co N.V.**
> **Registration Statement on Form S-3**
> **Filed July 3, 2024**
> **File No. 333-280687**

Dear Michael Davidson:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Jason Drory at 202-551-8342 with any questions.


Sincerely,

Division of Corporation Finance
Office of Life Sciences


cc: Brian K. Rosenzweig